Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries:

Entity	Place of incorporation
Lucas Star Holding Limited	British Virgin Islands
Lucas Star Global Limited	Hong Kong
Qingdao Luogaoshi Consulting Co., Ltd.	People’s Republic of China
Lucas Group China Limited	People’s Republic of China
Luogaoshi Technology (Beijing) Co., Ltd.	People’s Republic of China